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                              June 9, 2021

       Seamus Lagan
       Chief Executive Officer
       Rennova Health, Inc.
       400 South Australian Avenue, Suite 800
       West Palm Beach, FL 33401

                                                        Re: Rennova Health,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed May 21, 2021
                                                            File No. 333-252995

       Dear Mr. Lagan:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 3, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-1 filed May 21, 2021

       The Offering, page 6

   1. We re-issue comment 1 in part, as you have not revised your disclosure on page 6 under the heading "Offering
Price per Share" to state that the selling shareholders will offer and sell their shares at a
fixed price until your common stock is quoted on the OTCQB or
                                                        OTOQX marketplace or
listed on a national securities exchange and, thereafter, at prevailing market
prices or prices determined in negotiated transactions. Please revise.
       General

   2. Please file your Form 10-Q for the period ended March 31, 2021 and update the
                                                        Incorporation of
Certain Information by Reference section accordingly. Refer to
 Seamus Lagan
Rennova Health, Inc.
June 9, 2021
Page 2
      Instruction VII.B of Form S-1. In addition, revise to update the Management's Discussion and Analysis of Financial Condition and Results of Operations section and any other required financial disclosure accordingly.
      Please contact Nicholas Lamparski at (202) 551-4695 or Lilyanna Peyser at
(202) 551-
3222 with any other questions.



                                                         Sincerely,
FirstName LastNameSeamus Lagan
                                                         Division of
Corporation Finance
Comapany NameRennova Health, Inc.
                                                         Office of Trade &
Services
June 9, 2021 Page 2
cc:       Thomas Cookson
FirstName LastName